SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 26, 2020

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 26, 2020 regarding “Ericsson takes further precautionary measures for its AGM 2020 and the Nomination Committee proposes unchanged Board fees”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 26, 2020

PRESS RELEASE March 26, 2020

Ericsson takes further precautionary measures for its AGM 2020 and the Nomination Committee proposes unchanged Board fees

•	The scope of the meeting will be further reduced to focus on legal requirements only

•	There will be no speeches by Ericsson representatives at the meeting and presentations will be kept to a minimum

•	Shareholders are encouraged to use the opportunity to vote by proxy and to follow the meeting via webcast

•	The Nomination Committee proposes that current Board fees remain unchanged

Considering the continued spread of the Coronavirus, Ericsson (NASDAQ: ERIC) takes further precautionary measures in order to limit the scope and duration of its Annual General Meeting 2020 as well as the number of individuals attending the meeting in person. No speeches by Ericsson representatives will be delivered at the meeting and the presentation of proposals will be kept to the minimum. Speeches will instead be pre-recorded and are planned to be made available at www.ericsson.com before the meeting.

The Chair of the Board, Ronnie Leten, will not attend the meeting in person but will be present via link. As earlier communicated, President and CEO Börje Ekholm will not attend in person but will participate via link. Participation by Board members and management will be kept to a minimum.

As also previously communicated, Ericsson encourages all shareholders to use the opportunity to vote by proxy and a resolution will be proposed at the AGM to have the meeting available via live webcast.

Questions addressed at the meeting will focus on the agenda items specified in the invitation to the Annual General Meeting. Shareholders are also welcomed to submit general questions about Ericsson to the company to investor.relations@ericsson.com. These questions will be answered separately by Ericsson.

Attendees, who nonetheless wish to attend in person, will be reminded to avoid close contact with other attendees in the common areas, and to spread out in the meeting hall while seated. Cloakrooms will be closed, and all who attend are requested to bring their outerwear into the meeting hall.

Shareholders who want to authorize a proxy to vote on their behalf, can find relevant templates at: https://www.ericsson.com/en/about-us/corporate-governance/shareholder-meetings/annual-general-meeting-2020.

Euroclear Sweden AB has informed Ericsson that they, at no cost, offer a possibility for shareholders who are individuals to appoint a proxy designated by Euroclear Sweden to vote in accordance with the shareholder’s instructions. More information about this offering from Euroclear is available at Euroclear’s website: www.euroclearproxy.se. As an alternative, shareholders may give their proxy to Euroclear Sweden in-person at Kistamässan from 10:00 am until 2:30 pm CEST on March 31.

Revised proposal from the Nomination Committee

Considering the current developments due to the Coronavirus and its impact on society, the Nomination Committee has decided to withdraw its proposal to increase the Board fees and proposes that these remain unchanged.

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PRESS RELEASE March 26, 2020

NOTES TO EDITORS:

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About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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